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                          May 24, 2023

       R. Alex Hawkins
       Chief Financial Officer
       Stryve Foods, Inc.
       Post Office Box 864
       Frisco, TX 75034

                                                        Re: Stryve Foods, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 19, 2023
                                                            File No. 333-272093

       Dear R. Alex Hawkins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              John J. Wolfel